06002923

SECURITIES W N

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SEC FILE NUMBER
8- 65165

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

490 WHEELER RD., SUITE 106
(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY M. GARDINI — 631-851-0918 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISER LLP
(Name – *if individual, state last, first, middle name*)

3000 MARCUS AVENUE	LAKE SUCCESS	NY	11042
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 11 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I ANTHONY M. GARDINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN CAPITAL PARTNERS LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DEIRDRE GALLAGHER NOTARY PUBLIC EXP. OCT 2 2006 SUFFOLK COUNTY No. 01GA6048742 STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Capital Partners, LLC

490 Wheeler Road
Hauppauge, NY 11788

****

STATEMENT OF FINANICAL CONDITION

DECEMBER 31, 2005

****

American Capital Partners, LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	994,403
Receivable from broker-dealer and clearing organization		1,981,340
Deposit with clearing organization		100,000
Securities owned, marketable at market value		10,336
Other assets		156,074
Total assets	$	3,242,153
Liabilities and Member's Equity		
Accounts payable, accrued expenses, and other liabilities	$	1,172,198
Due to parent company		200,360
Deferred income		652,899
		2,025,457
Member's equity		1,216,696
Total liabilities and member's equity	$	3,242,153

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

American Capital Partners, LLC (the "Company") was organized in New York on December 21, 2001 as a limited liability company under Section 203 of the Limited Liability Company law. The Company is wholly owned by Century Management LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp. Effective July 5, 2002, the Company commenced operations as a broker-dealer and registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States. The Company receives commissions for the purchase and sales of securities from its clearing broker. The Company also conducts proprietary trading activities for its own account through the clearing broker.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions and commission income are recorded on a settlement date basis. The difference between recording securities transactions on a trade date basis and a settlement date basis has been considered and determined to be immaterial.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a disregarded entity for tax purposes; accordingly, the income of the Company is taxed to the member.

3. Cash and Cash Equivalents:

As of December 31, 2005, cash and cash equivalents consist of the following:

Cash	$ 942,173
Certificate of deposit	52,230
	$ 994,403

In normal course of business, the Company has cash at banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from the concentration of cash.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2005, the Company had net capital, as defined of $1,057,973, which exceeded the required minimum net capital of $135,030 by $922,943. Aggregate indebtedness at December 31, 2005 totaled $2,025,457. The ratio of aggregate indebtedness to net capital was 1.91 to 1.

5. Related Party Transactions

The Company has entered into a management agreement and an expense agreement with the Parent. The Company is responsible for payment of commissions, clearing charges and regulatory fees. The Parent is responsible for salaries, rent and operating expenses.

6. Deferred Income

The Company entered into an exclusive clearing contract with its clearing broker through June 2010. The deferred income represents the unearned portion of the contract.

7. Commitments and Contingencies

The Company is subject to claims which arise in the ordinary course of business. Counsel believes the Company has meritorious defenses to such claims. It is the opinion of management that the disposition or ultimate resolution of such claims will not have a materially adverse effect on the financial position of the Company.

****

The Company's Statement of financial condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors of
American Capital Partners, LLC

We have audited the accompanying statement of financial condition of American Capital Partners, LLC (the "Company"), as of December 31, 2005 that you are filing pursant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of American Capital Partners, LLC, as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, NY
February 10, 2006